UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 29, 2018 and March 31, 2018	13

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 29, 2018 and September 23, 2017	14

99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 29, 2018 and September 23, 2017	15

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 29, 2018	16

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 29, 2018 and September 23, 2017	17

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	19

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Pasquale (Pat) Di Lillo
Pasquale (Pat) Di Lillo
Date: November 16, 2018		Vice President, Chief Financial Officer

3

EXHIBIT INDEX

PART I – FINANCIAL INFORMATION

Exhibit Number	Description
Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.2	Unaudited Condensed Consolidated Balance Sheets as of September 29, 2018 and March 31, 2018

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 29, 2018 and September 23, 2017

Exhibit 99.4	Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss) for the twenty-six week periods ended September 29, 2018 and September 23, 2017

Exhibit 99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 29, 2018

Exhibit 99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 29, 2018 and September 23, 2017

Exhibit 99.7	Notes to the Unaudited Condensed Consolidated Financial Statements

4

EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview and Significant Transaction, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the unaudited condensed consolidated financial statements and related notes thereto contained elsewhere in this document. Unless the context otherwise requires, all references in this MD&A to “the Company”, “Birks”, “we”, “our”, “ours”, and “us” refer to Birks Group Inc., a Canadian corporation.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 31, 2018 as fiscal 2018, and the current fiscal year ending March 30, 2019 as fiscal 2019. Fiscal 2019 consists of fifty-two weeks and fiscal 2018 consisted of fifty-three weeks.

The Company has changed its reporting currency in fiscal 2019 from U.S. dollars ($USD) to Canadian dollars ($CAD) for the period commencing April 1, 2018 in order to better reflect the fact that subsequent to the Company’s divestiture of its former wholly-owned subsidiary, Mayor’s Jewelers Inc. (“Mayors”) on October 23, 2017, its business is primarily conducted in Canada, and a substantial portion of its revenues, expenses, assets and liabilities are denominated in $CAD. The Company’s functional currency remains $CAD. All figures presented in this MD&A are in $CAD unless otherwise specified and all prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our condensed consolidated financial statements included elsewhere in this Form 6-K).

Overview

Birks is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada, with wholesale operations in North America and the U.K. As of the date of this MD&A, we have two reportable segments, Retail and Other. Retail consists of our Canadian retail operations whereby we operate stores under the Birks brand except for three stores operated under the Brinkhaus, Graff and Patek Philippe brands. Other consists primarily of our e-commerce business and wholesale business. Prior to the Aurum Transaction (defined below), we operated stores in Florida and Georgia under the Mayors brand except for one store operated under the Rolex brand.

Significant Transaction

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million ($USD 106.8 million).

As part of the Aurum Transaction, Birks entered into a 5 year distribution agreement with Aurum (the “Distribution Agreement”) to sell Birks fine jewelry in the U.K. at Mappin & Webb and Goldsmiths stores and on their respective e-commerce platforms. Furthermore, pursuant to the Distribution Agreement, the Birks collections continue to be sold in the United States through Mayors stores in Florida and Georgia. The Distribution Agreement is an important achievement in the Company’s strategy to develop the Birks brand into a global luxury brand. The Aurum Transaction constitutes a significant step in the Company’s efforts to strengthen its balance sheet and to execute its strategic vision of investing in the Birks brand.

Proceeds from the Aurum Transaction were used to pay down outstanding debt under the Company’s senior secured credit facilities that included term debt and working capital debt associated with Mayors. The Company did not pay dividends as a result of the Aurum Transaction, but rather, the remaining transaction proceeds were used by Birks to continue its strategic growth initiatives, specifically to invest in its Canadian Flagship stores and new store concepts, as well as in its high-growth Birks brand wholesaling activities and e-commerce, as part of the Company’s omni-channel strategy. The Company expects that the next two years will be a capital intensive spending period during which the Company intends to fully renovate its Flagship stores (the Montreal Flagship store renovation was finalized in June 2018, and the Toronto and Vancouver Flagship store renovations are under way) which may result in temporarily lower sales and contribution margin at these specified locations in order to generate future long-term returns for the Company.

As a result of the Aurum Transaction, the Company has presented Mayors’ results as a discontinued operation in the condensed consolidated statements of operations and cash flows for all periods presented. The tables below reconcile the Company’s results from continuing operations and from discontinued operations for the twenty-six week periods ended September 29, 2018 and September 23, 2017, respectively.

	26 week period ended September 29, 2018
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	68,728	—	68,728
Cost of sales	42,355	—	42,355

Gross profit	26,373	—	26,373
Selling, general, and administrative expenses	32,471	444	32,915
Restructuring charges	498	—	498
Depreciation and amortization	1,899	—	1,899

Operating loss	(8,495)	(444)	(8,939)
Interest and other financial costs	1,866	—	1,866
Income tax expense	—	—	—

Net loss	(10,361)	(444)	(10,805)

	26 week period ended September 23, 2017*
	Continuing operations	Discontinued operations	Combined operations
(in $ 000’s)
Net sales	65,071	94,171	159,242
Cost of sales	39,020	59,794	98,814

Gross profit	26,051	34,377	60,428
Selling, general, and administrative expenses	30,330	27,722	58,052
Restructuring charges	—	—	—
Depreciation and amortization	1,634	1,517	3,151

Operating loss	(5,913)	5,138	(775)
Interest and other financial costs	1,436	3,244	4,680
Income tax expense	—	92	92

Net (loss) income	(7,349)	1,802	(5,547)

*

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

Description of operations – continuing operations

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards. The level of our sales is impacted by the number of sales transactions we generate and the size of our average sales transaction.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as product development costs. SG&A includes, among other things, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which includes marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Birks product brand, the Birks retail brand and our third party brands. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 7.6% of sales during the twenty-six week period ended September 29, 2018 and 6.0% of sales during the twenty-six week period ended September 23, 2017. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $0.5 million during the twenty-six week period ended September 29, 2018 and $0.5 million during the twenty-six week period ended September 23, 2017. Depreciation includes depreciation and amortization of our stores and head office, including leasehold improvements, furniture and fixtures, computer hardware and software.

Over the short-term, we will focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow with the objective of growing earnings before interest, tax, depreciation and amortization (“EBITDA”);

•

streamline the operational overhead costs that were incurred to support the operations of the Company prior to the Aurum Transaction in order to reflect the needs of the continuing operations going forward;

•	align our operations to effectively and efficiently deliver benefits to our shareholders; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	continue to develop our Birks product brand through expansion of all sales channels including international channels of distribution and e-commerce;

•

execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, and source products;

•

execute our marketing strategy to enhance customer awareness and appreciation of the Birks product brand as well as our third party retail brands with an objective of maintaining and eventually increasing customer traffic, client acquisition and retention and net sales through regional, national and international advertising campaigns using digital channels (including our website), billboards, print, direct mail, magazine, in-store events, community relations, media and public relations, partnerships with key suppliers, and associations with prestige institutions;

•

provide a superior omni-channel client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships;

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability; and

•	recruit and retain talent whose values are aligned with our omni-channel strategic vision.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC on July 3, 2018, in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales – from continuing operations

We use comparable store sales as a key performance measure for our business. Comparable store sales include stores open in the same period in both the current and prior period. We include e-commerce sales in our comparable store sales calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning and may not be comparable to similar measures presented by other companies.

The percentage increase (decrease) in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 29, 2018	For the 26 weeks ended September 23, 2017
Comparable store sales from continuing operations	4%	(11)%

The increase in comparable store sales of 4% during the twenty-six week period ended September 29, 2018 was primarily related to an increase of sales of Birks branded jewelry and bridal offerings, as well as third party branded watches driven by increases in the following key performance indicators: conversion rate, transaction volume and average sales transaction value. The increase in comparable store sales is also attributable to the Company’s successful pointed marketing campaigns as well as to the impact of the Company’s recent investments in its long-term growth strategy, namely, the on-going renovation of certain key stores, the remodelling of its website, and the strategic focus on offering customers a complete omnichannel experience. The Company’s Montreal Flagship store, which was closed for renovations for two months during the fourth quarter of fiscal 2018 and for the first two months of fiscal 2019, re-opened in June 2018, and is therefore excluded from the calculation of comparable store sales. Since fiscal 2018, the Company’s Toronto Flagship store has been under-going major renovations, during which time it continues to operate out of a temporary location which has led to a temporary decline in sales volume. The temporary Toronto Flagship location is included in the calculation of comparable store sales. When excluding the impact of lower sales at the temporary Toronto Flagship location, comparable store sales increased by 7%.

Twenty-Six Week Period Ended September 29, 2018 compared to the Twenty-Six Week Period Ended September 23, 2017

Net Sales – from continuing operations

	For the 26 weeks ended September 29, 2018	For the 26 weeks ended September 23, 2017*
	(In thousands)
Net Sales – Retail	$65,143	$62,490
Net Sales – Other	3,585	2,581

Total Net Sales	$68,728	$65,071

*

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

Total net sales for the twenty-six week period ended September 29, 2018 were $68.7 million compared to $65.1 million in the twenty-six week period ended September 23, 2017, which is an increase of $3.6 million, or 5.6%. Net retail sales were $2.7 million greater than the comparable prior year period driven primarily by a 4% increase in comparable store sales, by the re-opening of the Company’s Montreal Flagship location in June 2018 as well as by the successful execution of targeted marketing campaigns, partially offset by lower sales at stores undergoing renovations. The increase in Net Sales – Other of $1.0 million is mainly due to an increase in e-commerce sales driven by the Company’s pointed investments in its website as part of its strategic focus on developing an omnichannel customer experience.

Gross Profit – from continuing operations

	For the 26 weeks ended September 29, 2018	For the 26 weeks ended September 23, 2017*
	(In thousands)
Gross Profit – Retail	$25,093	$24,903
Gross Profit – Other	1,280	1,148

Total Gross Profit	$26,373	$26,051

*

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

Total gross profit for the twenty-six week period ended September 29, 2018 was $26.4 million, or 38.4% of net sales, as compared to $26.1 million or 40.0% of net sales, during the twenty-six week period ended September 23, 2017. The reduction of 160 basis points in gross margin percentage was mainly attributable to product sales mix driven by the increase in sales of third party branded watches, as well as by increased promotional activity during the period mainly attributable to the Company’s efforts to sell through slow moving inventory in order to focus on more productive inventory.

SG&A Expenses – from continuing operations

SG&A expenses were $32.5 million, or 47.2% of net sales, in the twenty-six week period ended September 29, 2018, compared to $30.3 million, or 46.6% of net sales, in the twenty-six week period ended September 23, 2017. The increase of $2.2 million is mainly attributable to increased marketing spending and increased strategic investment spending expended in the areas of compensation, branding, and information technology, and is in line with the Company’s five-year strategic plan which was implemented to drive long-term growth and value creation.

Restructuring Charges – from continuing operations

During the twenty-six week period ended September 29, 2018, the Company incurred $0.5 million of restructuring charges associated with the final phase of its operational restructuring plan. The $0.5 million of charges incurred during the period are primarily associated with severance costs as the Company eliminated certain head office positions to further increase efficiency and to align corporate functions with its strategic direction following the Aurum Transaction. No restructuring charges were incurred in the twenty-six week period ended September 23, 2017.

Depreciation and Amortization Expense – from continuing operations

Depreciation and amortization expense for the twenty-six week period ended September 29, 2018 was $0.3 million greater than the same period in the prior fiscal year, primarily due to the increase in capital expenditures incurred by Company during the on-going renovation of its Flagship locations.

Interest and Other Financing Costs – from continuing operations

Interest and other financing costs were $1.9 million for the twenty-six week period ended September 29, 2018, compared to $1.4 million for the same period in the prior fiscal year, an increase of approximately $0.5 million driven primarily by higher average outstanding term debt during the twenty-six week period ended September 29, 2018 of $13.0 million as compared to $12.4 million in the comparable prior fiscal year period as well as by the impact of a higher average interest rate of 50 basis points on the senior secured credit facility due to increases in the prime rate during the period.

Income Tax Expense – from continuing operations

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 29, 2018, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2018 remain open to examination in the major tax jurisdictions in which the Company operates. The Company has continued to record a 100% valuation allowance on the full value of the deferred tax assets generated from its Canadian operations during these periods as the criteria for recognition of these assets was not met at September 29, 2018. As of September 29, 2018, the Company had recorded a valuation allowance of $12.0 million ($12.9 million as of March 31, 2018) against the full value of the Company’s net deferred tax assets.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S Generally Accepted Accounting Principles (“U.S GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to investors and other external stakeholders to provide them with useful complimentary information which will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S GAAP. These non-GAAP measures may not be comparable to similarly-titled measures presented by other companies.

Total operating expenses from continuing operations and operating loss from continuing operations

The Company evaluates its operating earnings performance using financial measures which exclude expenses associated with operational restructuring plans. The Company believes that such measures provide useful supplemental information with which to assess the Company’s results relative to the corresponding period in the prior fiscal year and can result in a more meaningful comparison of the Company’s performance between the periods presented. The tables below reconcile total operating expenses from continuing operations and operating loss from continuing operations from GAAP to non-GAAP for the periods presented.

Reconciliation of non-GAAP measures		26 Weeks Ended September 29, 2018
($‘000)	GAAP	Restructuring costs (a)	Non-GAAP
Total operating expenses – from continuing operations	34,868	(498)	34,370
as a % of net sales from continuing operations	50.7%		50.0%

Operating loss – from continuing operations	(8,495)	498	(7,997)
as a % of net sales from continuing operations	(12.4)%		(11.6)%

Reconciliation of non-GAAP measures		26 Weeks Ended September 23, 2017*
($‘000)	GAAP	Restructuring costs (a)	Non-GAAP
Total operating expenses – from continuing operations	31,964	—	31,964
as a % of net sales from continuing operations	49.1%		49.1%

Operating loss – from continuing operations	(5,913)	—	(5,913)
as a % of net sales from continuing operations	(9.1)%		(9.1)%

*

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

(a)	Expenses associated with the Company’s operational restructuring plan

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under the Company’s Credit Facility (defined below). As of September 29, 2018, the Company had approximately $44.8 million outstanding on its maximum amount $85.0 million credit facility, which is used to finance working capital, finance capital expenditures, provide liquidity to fund the Company’s day-to-day operations and for other general corporate purposes. The terms of the Credit Facility require the Company to maintain positive excess availability at all times.

On October 23, 2017, in connection with the closing of the Aurum Transaction, the Company entered into a senior secured credit facility with Wells Fargo Canada Corporation for a maximum amount of $85.0 million (the “Credit Facility”). The Credit Facility, which matures in October 2022, also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The Credit Facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the Credit Facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability remained above $8.5 million throughout the twenty-six week period ended September 29, 2018, and was $16.7 million on September 29, 2018.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan (the “Term Loan”) with Crystal Financial LLC (“Crystal”). The Term Loan, which matures in October 2022, is subordinated in lien priority to the Credit Facility and bears interest at a rate of CDOR plus 8.25%. Under the Term Loan, the Company will be required to adhere to the same financial covenant as under the Credit Facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the Term Loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The Term Loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both the Credit Facility and the Term Loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders, and based upon these reviews, the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s Credit Facility and Term Loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the Credit Facility and the Term Loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Credit Facility and Term Loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s Credit Facility and Term Loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

The Credit Facility and Term Loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Credit Facility and Term Loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its Credit Facility and its Term Loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under its credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed since the inception of the senior secured credit facility and the senior secured term loan on October 23, 2017 and June 29, 2018, respectively.

As of September 23, 2017, the Company’s ability to fund its operations and meet its cash flow requirements was dependent upon its ability to maintain positive excess availability of at least $7.4 million ($USD6.0 million) under its then existing senior secured credit facilities (the “Prior Credit Facilities”). Under the terms of the Prior Credit Facilities, the Company was required to maintain minimum adjusted EBITDA levels (calculated on a twelve-month rolling basis) if the Company’s availability was below $7.4 million ($UD$6.0 million) for any five consecutive business days. Failure to meet the minimum adjusted EBITDA covenant in the event that excess availability fell below $7.4 million ($USD6.0 million) for any five consecutive business days was considered an event of default under the Prior Credit Facilities, that could have resulted in the outstanding balances borrowed under the Company’s Prior Credit Facilities becoming due immediately, which would have resulted in cross defaults on the Company’s other borrowings. The Company had positive excess availability of at least $7.4 million ($USD6.0 million) throughout the twenty-six week period ended September 23, 2017.

Borrowings under our credit facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 29, 2018(1)	September 23, 2017(2)*
	(In thousands)
Credit facility availability	$61,454	$114,110
Amount borrowed at period end – continuing operations	$44,802	$60,130
Amount borrowed at period end – discontinued operations	$—	$45,127

Excess borrowing capacity at period end (before minimum threshold)	$16,652	$8,853

Average outstanding balance during the 26 weeks – continuing operations	$41,603	$51,738
Average excess borrowing capacity during the 26 weeks – continuing operations	$17,250	$13,156
Maximum borrowing outstanding during the 26 weeks – continuing operations	$46,112	$60,130
Minimum excess borrowing capacity during the year – continuing operations	$12,898	$7,739
Weighted average interest rate for 26 weeks	3.8%	3.3%

(1)

Note that for the twenty-six week period ended September 29, 2018, credit facility availability, excess borrowing capacity and outstanding borrowings are calculated based on the terms existing under the Credit Facility

(2)

Note that for the twenty-six week period ended September 23, 2017, credit facility availability, excess borrowing capacity and outstanding borrowings are calculated based on the terms existing under the Prior Credit Facilities

(*)

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

The Company also has term loans outstanding in the aggregate amount of $1.6 million at September 29, 2018 with Investissement Québec that require the Company on an annual basis to have a working capital ratio of at least 1.15.

On July 28, 2017, the Company received a $3.1 million ($USD 2.5 million) loan from one of its controlling shareholders, Montel S.à.r.l. (previously known as Montrovest B.V.), to finance its working capital needs (the “Montel S.à.r.l. Loan”). This loan bears interest at an annual rate of 11%, net of withholding taxes, and is due and payable in two equal payments of $1.6 million ($USD 1.2 million) in each of July 2018 and July 2019. During the period ended September 29, 2018, $1.6 million ($USD 1.2 million) was repaid. This loan is included as part of long-term debt on the balance sheet of the Company and had an outstanding balance of $1.6 million ($USD1.2 million) as of September 29, 2018. The Company also had a previous loan outstanding from Montel S.à.r.l. with an outstanding balance as of September 29, 2018 of $1.9 million.

Cash flow - from continuing operations

The following table summarizes cash flows from operating, investing and financing activities:

	26 Weeks Ended
	September 29, 2018	September 23, 2017*
	(In thousands)
Net cash provided by (used in)
Operating activities	$(6,579)	$(3,765)
Investing activities	(8,876)	(3,099)
Financing activities	16,118	8,015
Net cash provided by (used in) discontinued operations	(444)	1,499
Effect of changes in exchange rate on cash and cash equivalents	—	(2,196)

Net increase in cash and cash equivalents	$219	$454

*

The Company has changed its reporting currency from U.S dollars (“$USD”) to Canadian dollars (“$CAD”) for the period commencing April 1, 2018. Prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency (refer to note 1 of our consolidated financial statements included elsewhere in this Form 6-K)

Net cash used in operating activities from continuing operations was $6.6 million during the twenty-six week period ended September 29, 2018 as compared to $3.8 million during the twenty-six week period ended September 23, 2017. The $2.8 million decrease in cash flows related to operating activities from continuing operations was primarily the result of a $3.0 million increase in operating loss from continuing operations during the twenty-six week period ended September 29, 2018 compared to the comparable period in the prior fiscal year, partially offset by $0.2 million of greater cash generated by changes in working capital and other operating activities during the twenty-six week period ended September 29, 2018 as compared to the comparable period in the prior fiscal year.

During the twenty-six week period ended September 29, 2018, net cash used in investing activities from continuing operations was $8.9 million as compared to $3.1 million during the twenty-six week period ended September 23, 2017. The $5.8 million increase in net cash used in investing activities from continuing operations was primarily attributable to an increase in capital expenditures of $4.2 million related to on-going store renovations and increased additions to intangible assets of $1.6 million related to the Company’s implementation of its new Enterprise Resource Planning system over the comparable prior fiscal year period.

Net cash provided by financing activities from continuing operations was $16.1 million in the twenty-six week period ended September 29, 2018 as compared to $8.0 million in the twenty-six week period ended September 23, 2017. The $8.1 million increase in cash flows from financing activities was primarily due to an increase in long-term debt of $5.6 million, an increase in bank indebtedness of $6.5 million, partially offset by lower capital lease financing of $4.0 million during the twenty-six week period ended September 29, 2018 as compared to the comparable prior year period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the Credit Facility, and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 29, 2018, we have not hedged these interest rate risks. As of September 29, 2018, we had approximately $45.2 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.5 million.

Currency Risk

Non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. The statement of operations reflects a foreign exchange rate of 1.2995 $USD/$CAD for the twenty-six week period ended September 29, 2018 compared to 1.3019 for the twenty-six week period ended September 23, 2017. The balance sheet reflects a foreign exchange rate of 1.2945 as at September 29, 2018 compared to 1.2317 as at September 23, 2017. For purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 29, 2018, we had not hedged these foreign exchange rate risks. As of September 29, 2018, we had approximately $8.2 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 29, 2018, our earnings would have increased or decreased, respectively, by approximately $1.1 million.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-

parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 29, 2018. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under the Credit Facility, (v) the Company’s ability to maintain profitable operations as well as maintain specified excess availability levels under the Credit Facility, (vi) the Company’s financial performance in the second half of fiscal 2019 and the level of capital expenditures requirements related to renewing store leases, (vii) the Company’s ability to execute its strategic vision and (viii) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2018 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

EXHIBIT 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 29, 2018	March 31, 2018* (recast)
Assets
Current assets:
Cash and cash equivalents	$1,224	$1,005
Accounts receivable and other receivables	3,989	6,210
Inventories	88,618	84,827
Prepaid expenses and other current assets	3,379	4,929

Total current assets	97,210	96,971
Property and equipment	24,060	19,426
Long-term receivables	926	—
Intangible assets and other assets	5,888	3,878

Total non-current assets	30,874	23,304

Total assets	$128,084	$120,275

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$43,603	$36,925
Accounts payable	27,161	26,364
Accrued liabilities	8,630	7,496
Current portion of long-term debt	3,349	3,372

Total current liabilities	82,743	74,157
Long-term debt	14,480	4,838
Other long-term liabilities	9,138	8,803

Total long-term liabilities	23,618	13,641
Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,242,911	35,593	35,593
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	19,099	19,042
Accumulated deficit	(90,592)	(79,787)
Accumulated other comprehensive income (loss)	(132)	(126)

Total stockholders’ equity	21,723	32,477

Total liabilities and stockholders’ equity	$128,084	$120,275

(*)	Recast (refer to note 1)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017* (recast)
Net sales	$68,728	$65,071
Cost of sales	42,355	39,020

Gross profit	26,373	26,051
Selling, general and administrative expenses	32,471	30,330
Restructuring charges	498	—
Depreciation and amortization	1,899	1,634

Total operating expenses	34,868	31,964

Operating loss	(8,495)	(5,913)
Interest and other financial costs	1,866	1,436

Loss from continuing operations	(10,361)	(7,349)
Income taxes (benefits)	—	—
Net loss from continuing operations	(10,361)	(7,349)
(Loss) income from discontinued operations, net of tax	(444)	1,802

Net loss	(10,805)	(5,547)

Weighted average common shares outstanding
Basic	17,961	17,961
Diluted	17,961	17,961
Net loss per common share
Basic	$(0.60)	$(0.31)
Diluted	$(0.60)	$(0.31)
Net loss from continuing operations per common share
Basic	$(0.58)	$(0.41)
Diluted	$(0.58)	$(0.41)

(*)	Recast (refer to note 1)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands)

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017* (recast)
Net loss	$(10,805)	$(5,547)
Other comprehensive income :
Foreign currency translation adjustments (1)	(6)	736

Total comprehensive loss	$(10,811)	$(4,811)

(1)	Item that may be reclassified to the Statement of Operations in future periods.
(*)	Recast (refer to note 1)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands except shares of voting common stock outstanding)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total
Balance at March 31, 2018* (recast)	17,960,881	$93,348	$19,042	$(79,787)	$(126)	$32,477
Net loss	—	—	—	(10,805)	—	(10,805)
Cumulative translation adjustment	—	—	—	—	(6)	(6)

Total comprehensive loss	—	—	—	—	—	(10,811)
Compensation expense resulting from stock options granted to management	—	—	57	—	—	57

Balance at September 29, 2018	17,960,881	$93,348	$19,099	$(90,592)	$(132)	$21,723

(*)	Recast (refer to note 1)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.6

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017* (recast)
Cash flows from (used) in operating activities:
Net loss attributable to owners of the Company	$(10,805)	$(5,547)
Net income (loss) from discontinued operations	(444)	1,802

Net loss from continuing operations	(10,361)	(7,349)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,885	1,648
Amortization of debt costs	175	92
Other operating activities, net	183	(75)
(Increase) decrease in:
Accounts receivable, long-term receivables and other receivables	1,295	(559)
Inventories	(3,791)	(2,134)
Prepaid expenses and other current assets	1,550	11
Increase (decrease) in:
Accounts payable	1,017	2,422
Accrued liabilities and other long-term liabilities	1,468	2,179

Net cash used in operating activities from continuing operations	(6,579)	(3,765)
Net cash used in operating activities from discontinued operations	(444)	(8,564)

	(7,023)	(12,329)

Cash flows used in investing activities:
Additions to property and equipment	(6,555)	(2,387)
Additions to intangible assets and other assets	(2,321)	(712)

Net cash used in investing activities from continuing operations	(8,876)	(3,099)
Net cash (used in) provided by investing activities from discontinued operations	—	(647)

	(8,876)	(3,746)

Cash flows provided by financing activities:
Increase (decrease) in bank indebtedness	6,678	165
Proceeds from capital lease funding	—	4,109
Repayment of obligations under capital leases	(135)	(899)
Payment of loan origination fees and costs	(502)	(8)
Repayment of long-term debt	(2,372)	(2,165)
Increase in long-term debt	12,500	6,859
Other financing activities	(51)	(46)

Net cash provided by financing activities from continuing operations	16,118	8,015
Net cash provided by (used in) financing activities from discontinued operations	—	10,710

	16,118	18,725

Effect of changes in exchange rate on cash and cash equivalents	—	(2,196)

Net increase in cash and cash equivalents	219	454
Cash and cash equivalents, beginning of period	1,005	2,596

Cash and cash equivalents, end of period	$1,224	$3,050

Supplemental disclosure of cash flow information:
Interest paid	$1,465	$1,433
Non-cash transactions:
Property and equipment and intangible additions included in accounts payable and accrued liabilities	$2,802	$2,533

(*)	Recast (refer to note 1)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

EXHIBIT 99.7

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Change in Reporting Currency

The unaudited condensed consolidated financial statements (“financial statements”) of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of Birks Group Inc. for all periods presented and with its former wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”) for the twenty-six week period ended September 23, 2017.

The Company changed its reporting currency in the first half of fiscal 2019 from U.S. dollars ($USD) to Canadian dollars ($CAD) for the period commencing April 1, 2018, in order to better reflect the fact that subsequent to the Company’s divestiture of Mayors on October 23, 2017, its business is primarily conducted in Canada, a substantial portion of its revenues, expenses, assets and liabilities are denominated in $CAD, and its functional currency remains $CAD. The change in reporting currency is a voluntary change and is accounted for retrospectively. All prior periods’ comparative financial information has been recast as if the Company always used $CAD as its reporting currency. All other accounting policies are consistent with those disclosed in the annual financial statements on Form 20-F for the fiscal year ended March 31, 2018, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2018 except for the recently adopted accounting standards described in note 2, and these financial statements should be read in conjunction with the annual financial statements. The condensed consolidated financial statements for comparative periods have been recast to $CAD using the procedures outlined below:

1.	Statements of Operations, Comprehensive (Loss) Income, Cash Flows and Earnings per share have been translated into $CAD using monthly average foreign currency rates prevailing for the relevant period.

2.	Assets and liabilities in the Balance Sheet have been translated into $CAD at the closing foreign currency rates on the relevant balance sheet dates.

3.

The shareholder’s equity section of the Balance Sheet, including accumulated other comprehensive income (loss), cumulative translation adjustments, retained earnings (deficit), additional paid-in capital and share capital has been translated into $CAD using historical rates.

These unaudited condensed consolidated financial statements are prepared in $CAD and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The financial statements of the Company in this report for the twenty-six week periods ended September 29, 2018 and September 23, 2017 have not been audited. In the opinion of management, all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2018, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 3, 2018 (the “Form 20-F”). The Company’s consolidated financial statements for the year ended March 31, 2018 are presented in $USD in the Form 20-F.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the current fiscal year ended March 30, 2019 as fiscal 2019, and the prior fiscal year ending March 31, 2018 as fiscal 2018. Fiscal 2019 consists of fifty-two weeks and fiscal 2018 consisted of fifty-three weeks.

On August 11, 2017, the Company entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Aurum Holdings Ltd., a company incorporated under the laws of England and Wales, which assigned its rights and obligations under the Stock Purchase Agreement to Aurum Group USA, Inc., a Delaware corporation (“Aurum”) to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million ($USD $106.8 million). The activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. This is further described in note 9.

Significant Accounting Policies

These financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets, the recoverability of long-lived assets, as well as the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to attain profitable operations as well as specified excess availability levels under its senior secured credit facility and its senior secured term loan and adhering to the financial covenant described in note 6. The sole financial covenant which the Company is required to adhere to, under both its senior secured credit facility and its senior secured term loan is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under the Company’s credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed since the inception of the senior secured credit facility and the senior secured term loan on October 23, 2017 and June 29, 2018, respectively.

The Company recorded net losses from continuing operations of $10.4 million and $7.3 million for the twenty-six week periods ended September 29, 2018 and September 23, 2017 respectively. The Company used cash in operating activities from continuing operations of $6.6 million and $3.8 million for the twenty-six week periods ended September 29, 2018 and September 23, 2017 respectively. Maintenance of sufficient availability of funding through an adequate amount of committed financing is necessary for the Company to fund its day-to-day operations. The Company’s ability to make scheduled payments of principal, or to pay the interest or additional interest, if any, or to fund planned capital expenditures and store operations will depend on its ability to maintain adequate levels of available borrowing and its future performance, which to a certain extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other events that are beyond the Company’s control.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2. Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

In May 2014, the FASB issued ASU 2014-09 - Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. The core principle of the guidance is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under previous guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The standard permits the use of either the retrospective or modified retrospective method. Under the modified retrospective method, the prior period financial statements presented are not required to be restated. The Company adopted this guidance on April 1, 2018 using the modified retrospective approach.

The impact of the adoption of ASU 2014-09 on the Company’s condensed consolidated financial statements is as follows:

The Company’s revenue is primarily generated from the sale of finished products to customers (primarily through the retail, e-commerce or wholesale channels). The Company’s performance obligations underlying such sales, and the timing of revenue recognition related thereto, remain substantially unchanged following the adoption of this ASU.

This ASU requires sales returns reserves to be presented on a gross basis on the condensed consolidated balance sheet, with the asset related to merchandise expected to be returned recorded outside of Accounts receivable and other receivables. Prior to the adoption of this ASU, sales returns reserves were recorded on a net basis within Accrued liabilities. The adoption of ASU 2014-09 has no impact on the method of calculating the sales return reserve.

The impact of the adoption of ASU 2014-09 on the Company’s condensed consolidated balance sheet as of September 29, 2018 was as follows:

	September 29, 2018
	As Reported	Balances without adoption of ASC 606	Effect of adoption Increase / (decrease)
	(In thousands)
Prepaid expenses and other current assets	$3,379	$3,268	$111
Accrued liabilities	8,630	8,519	111

There was no significant impact from the adoption of ASU 2014-09 on the Company’s condensed consolidated statement of operations or its condensed consolidated statement of cash flows.

ASU 2014-09 requires entities to disclose their revenues disaggregated by classes of similar products and by channel. The following table disaggregates the Company’s net sales by classes of similar products and by channel:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*
	(In thousands)
Jewelry and other	$42,887	$42,678	$3,585	$2,581	$46,472	$45,259
Timepieces	22,256	19,812	—	—	22,256	19,812

	$65,143	$62,490	$3,585	$2,581	$68,728	$65,071

(*)	Recast (refer to note 1)

Recent Accounting Pronouncements not yet adopted:

In February 2017, the FASB issued ASU 2017-02 - Leases (Topic 842). The new guidance primarily impacts lessee accounting by requiring the recognition of a right-of-use asset and a corresponding lease liability on the balance sheet for long-term lease agreements. The lease liability will be equal to the present value of all reasonably certain lease payments. The right-of-use asset will be based on the liability, subject to adjustment for initial direct costs. Lease agreements that are 12 months or less are permitted to be excluded from the balance sheet. Leases will be classified as finance or operating, with classification affecting the pattern of expense recognition in the income statement. In general, leases will be amortized on a straight-line basis with the exception of finance lease agreements. ASU 2016-02 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations. While the Company continues to assess all of the effects of adoption, the most significant impact identified is that this standard will affect primarily the accounting for the Company’s operating leases. As at September 29, 2018, the Company had non-cancellable operating lease commitments of $131.3 million, of which $62.7 million represents future minimum lease payments coming due in the next five years, and $68.6 million thereafter. The Company has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s classification of expenses and cash flows. The Company will adopt the requirements of this standard effective April 1, 2019, using a modified retrospective approach with a cumulative-effect adjustment to retained earnings recognized on April 1, 2019.

In June 2016, the FASB issued ASU 2016-13 - Financial Instruments – Credit Losses (Topic 326), which amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For assets held at amortized cost, the new guidance eliminates the probable initial recognition threshold in current GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. ASU 2016-13 will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2016-13 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019. Management is currently evaluating the impact the adoption of this guidance will have on the Company’s financial position and results of operations.

3. Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 29, 2018, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2011 through 2018 remain open to examination in the major tax jurisdictions in which the Company operates.

The Company recorded no income tax benefit for the twenty-six week period ended September 29, 2018 and for the comparable period ended September 23, 2017. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of its Canadian deferred tax assets in the future. As of September 29, 2018, the Company had recorded a valuation allowance of $12.0 million ($12.9 million as of March 31, 2018) against the full value of the Company’s net deferred tax assets.

4. Net Income (loss) Per Common Share

For the twenty-six week period ended September 29, 2018, the Company’s net loss per common share on a basic and diluted basis was ($0.60). For the twenty-six week period ended September 29, 2018, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.58). Excluded from the computation of diluted earnings per share were 258,000 shares underlying stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

For the twenty-six week period ended September 23, 2017, the Company’s net loss per common share on a basic and diluted basis was ($0.31). For the twenty-six week period ended September 23, 2017, the Company’s net loss from continuing operations per common share on a basic and diluted basis was ($0.41). Excluded from the computation of net loss per diluted share and net loss from continuing operations per diluted share were 874,443 shares underlying outstanding stock options and 382,693 shares underlying outstanding warrants due to their antidilutive effect.

5. Inventories

Inventories are summarized as follows:

	As of September 29, 2018	As of March 31, 2018 (recast)*
	(In thousands)
Raw materials and work in progress	3,117	3,843
Retail inventories and manufactured finished goods	85,501	80,984

	$88,618	$84,827

(*)	Recast (refer to note 1)

6. Bank Indebtedness and Long-term Debt

As of September 29, 2018 and March 31, 2018, bank indebtedness consisted solely of amounts owing under the Company’s senior secured credit facility, which had an outstanding balance of $43.6 million and $36.9 million respectively. The Company’s senior secured credit facility is collateralized by substantially all of the Company’s assets. The Company’s excess borrowing capacity was $16.7 million as of September 29, 2018 and $19.9 million as of March 31, 2018. The Company met its excess availability requirements throughout the twenty-six week period ended September 29, 2018 and as of the date of these financial statements.

The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its $85.0 million senior secured credit facility which was entered into with Wells Fargo Canada Corporation on October 23, 2017 in connection with the closing of the Aurum Transaction. The senior secured credit facility, which matures in October 2022 also provides the Company with an option to increase the total commitments thereunder by up to $13.0 million. The Company will only have the ability to exercise this accordion option if it has the required borrowing capacity at such time. The senior secured credit facility bears interest at a rate of CDOR plus a spread ranging from 1.5% - 3.0% depending on the Company’s excess availability levels. Under the senior secured credit facility, the sole financial covenant which the Company is required to adhere to is to maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month. The Company’s excess availability was above $8.5 million throughout the twenty-six week period ended September 29, 2018.

On June 29, 2018, the Company secured a $12.5 million senior secured term loan with Crystal Financial LLC (“Crystal”). The senior secured term loan, which matures in October 2022, is subordinated in lien priority to the Company’s senior secured credit facility and bears interest at a rate of CDOR plus 8.25%. Under the senior secured term loan, the Company is required to adhere to the same financial covenant as under the Company’s senior secured credit facility (maintain minimum excess availability of not less than $8.5 million at all times, except that the Company shall not be in breach of this covenant if excess availability falls below $8.5 million for not more than two consecutive business days once during any fiscal month). In addition, the senior secured term loan includes seasonal availability blocks imposed from December 20th to January 20th of each year of $9.5 million and from January 21st to February 20th of each year of $4.5 million. The long term senior secured term loan is required to be repaid upon maturity.

The Company’s borrowing capacity under both its senior secured credit facility and its senior secured term loan is based upon the value of the Company’s inventory and accounts receivable, which is periodically assessed by the lenders, and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased.

Both the Company’s senior secured credit facility and its senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both its senior secured credit facility and its senior secured term loan. In the event that excess availability falls below $8.5 million for more than two consecutive business days once during any fiscal month, this would be considered an event of default under the Company’s senior secured credit facility and its senior secured term loan, that provides the lenders the right to require the outstanding balances borrowed under the Company’s senior secured credit facility and its senior secured term loan to become due immediately, which would result in cross defaults on the Company’s other borrowings. The Company expects to have excess availability of at least $8.5 million for at least the next twelve months.

The Company’s senior secured credit facility and its senior secured term loan also contain limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds. The Company is required to either i) maintain excess availability of at least 40% of the borrowing base in the month preceding payment or ii) maintain excess availably of at least 25% of the borrowing base and maintain a fixed charge coverage ratio of at least 1.10 to 1.00. Other than these financial covenants related to paying dividends, the terms of the Company’s senior secured credit facility and its senior secured term loan provide that no financial covenants are required to be met other than already described.

The Company’s lenders under its senior secured credit facility and its senior secured term loan may impose, at any time, discretionary reserves, which would lower the level of borrowing availability under our credit facilities (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount of value of the collateral, and iii) reflect impediments to the lenders to realize upon the collateral. There is no limit to the amount of discretionary reserves that the Company’s lenders may impose at their reasonable discretion. No discretionary reserves were imposed during the twenty-six week period ended September 29, 2018 by the Company’s lenders.

The Company also has term loans outstanding in the aggregate amount of $1.6 million at September 29, 2018 with Investissement Québec that require the Company on an annual basis to have a working capital ratio of at least 1.15.

7. Segmented Information

The Company has two reportable segments, Retail and Other. As of September 29, 2018, Retail operated 26 stores across Canada under the Birks brand, 1 retail location in Calgary under the Brinkhaus brand and 2 retail locations in Vancouver under the Graff and Patek Philippe brands. Other consists primarily of our e-commerce and wholesale businesses.

The two reportable segments are managed and evaluated separately based on unadjusted gross profit. The accounting policies used for each of the reporting segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 29, 2018 and September 23, 2017 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*	26 weeks ended 9/29/18	26 weeks ended 9/23/17 (recast)*
	(In thousands)
Sales to external customers	$65,143	$62,490	$3,585	$2,581	$68,667	$65,071
Inter-segment sales	—	—	4,450	5,344	4,450	5,344
Unadjusted gross profit	$26,564	$25,068	$1,367	$1,049	$27,931	$26,117

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 29, 2018 and September 23, 2017:

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017 (recast)*
	(In thousands)
Unadjusted gross profit	$27,931	$26,117
Inventory provisions	(666)	(518)
Other unallocated costs	(989)	373
Adjustment of intercompany profit	97	79

Gross profit	$26,373	$26,051

(*)	Recast (refer to note 1)

8. Related Party Transactions

On July 28, 2017, the Company received a $3.1 million ($USD 2.5 million) loan from one of its controlling shareholders, Montel S.à.r.l. (previously known as Montrovest B.V.), to finance its working capital needs (the “Montel S.à.r.l. Loan”). The Montel S.à.r.l. loan bears interest at an annual rate of 11%, net of withholding taxes, and is due and payable in two equal payments of $1.6 million ($USD 1.2 million) in each of July 2018 and July 2019. During the period ended September 29, 2018, $1.6 million ($USD 1.2 million) was repaid. This loan is included as part of long-term debt on the balance sheet of the Company and had an outstanding balance of $1.6 million ($USD 1.2 million) as of September 29, 2018. It should be noted that the Company has a second loan outstanding from Montel S.à.r.l. with an outstanding balance as of September 29, 2018 of $1.9 million.

9. Discontinued operations and disposal group

The Company considers a component to be classified as discontinued operations when it meets the criteria established under GAAP related to reporting discontinued operations and disclosures of disposals of components of the Company. The disposal of such components that represents a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the condensed consolidated statements of operations for current and prior periods commencing in the period in which the business meets the criteria of an asset held for sale and discontinued operation, and will include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

On August 11, 2017, the Company entered into the Stock Purchase Agreement with Aurum to sell its wholly-owned subsidiary, Mayors, which operated in Florida and Georgia and was engaged primarily in luxury timepieces and jewelry retail activities. The sale was completed on October 23, 2017 for total consideration of $135.0 million ($USD $106.8 million). Because the Company’s retail operations in the U.S market were a significant part of the Company’s operations and financial results, the Company has determined that the disposal of Mayors represents a strategic shift. Accordingly, the activities of Mayors have been segregated and classified as discontinued operations in the consolidated statements of operations and cash flows for all periods presented. During the twenty-six week period ended September 29, 2018, the Company has incurred transaction related costs of approximately $0.8 million which have been allocated to the results of discontinued operations. Furthermore, during the twenty-six week period ended September 29, 2018, the Company recognized a net operating expense recovery of approximately $0.4 million as part of the transition services agreement with Aurum (see below) which has been allocated to the results of discontinued operations. During the twenty-six week period ended September 23, 2017, legal and professional fees of approximately $1.0 million were incurred as a result of the Aurum Transaction. These transaction fees along with the interest expense generated by the Company’s then outstanding credit facilities associated with Mayors were allocated to the results of the discontinued operations.

As a condition to the closing of the Aurum Transaction, the Company and Mayors entered into (i) an inventory purchase agreement whereby the Company purchased approximately $1.8 million in inventory from Mayors; (ii) a transition services agreement whereby the Company agreed to provide certain transition services to Mayors for a period of six months following the closing date of the transaction, subject to certain renewal rights; (iii) a services agreement whereby Mayors agreed to provide certain services to the Company for a period of twelve months following the closing date of the transaction, subject to certain renewal rights and; (iv) an authorized five-year dealer agreement with Mayors whereby Mayors will promote the sale of Birks branded products and trademarks at its existing locations in the United States.

The following table presents the net income from discontinued operations for the twenty-six week periods ended September 29, 2018 and September 23, 2017.

	26 weeks ended September 29, 2018	26 weeks ended September 23, 2017 (recast)*
	(In thousands)
Net sales	$—	$94,171
Cost of sales	—	59,794

Gross profit	—	34,377
Selling, general and administrative expenses	444	27,722
Depreciation and amortization	—	1,517

Total operating expenses	444	29,239

Operating (loss) income	(444)	5,138
Interest and other financial costs	—	3,244

(Loss) income before income taxes	(444)	1,894

Income tax expense	—	92

Net (loss) income from discontinued operations	(444)	1,802

Weighted average common shares outstanding
Basic	17,961	17,961
Diluted	17,961	17,961
Net (loss) income from discontinued operations per common share
Basic	$(0.02)	$0.10
Diluted	$(0.02)	$0.10

(*)	Recast (refer to note 1)